JOHNSON, POPE, BOKOR, RUPPEL & BURNS, LLP
                      ATTORNEYS AND COUNSELLORS AT LAW

                                                      FILE NO. 41287.10270

                                December 6, 2005

VIA FACSIMILE and FEDERAL EXPRESS
Paul Fischer, Esq.
U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549

         Re:      eAutoclaims, Inc.
                  Registration Statement on Form S-1,
                  originally filed November 25, 2005
                  File #333-129964
                  Form 10-K for Fiscal Year Ended July 31, 2005
                  Filed October 31, 2005
                  File No. 0-23903

Dear Mr. Fischer:

         This letter is written in response to your letter dated December 1, 2005 in connection with above referenced filing. Your comment related to providing the proper certification as required by Item 601(b)(31) of Regulation S-K. In a follow up telephone conversation, you confirmed that the Registrant would required to file the entire body of the Form 10-K as an amendment with an updated and corrective certification. Please be advised that the Registrant has filed an Amendment No. 1 to Form 10-K in its entirety, which includes as an exhibit an updated and corrected certification in conformity with the requirements of Item 601(b)(31). There are no other changes to the Amendment No. 1 to Form 10-K, other than updating the dates of the signature page, and including an explanatory paragraph in the forepart of the Amendment No. 1 to Form 10-K.

         Accordingly, the Registrant is respectfully requesting that the staff grant a request for acceleration of the effective date of the Registration Statement on Form S-1, filed on November 25, 2005 - File #333-129964 to be granted on December 7, 2005 or as soon thereafter as practical. A copy of the Registrant's request for acceleration is attached.

Paul Fischer, Esq.
December 6, 2005
Page 2

         Please be advised that the request for acceleration is also filed electronically on the EDGAR system, as well as this response letter.

         If you need any additional information, please do not hesitate to contact me. My telephone number is (727) 461-1818. My email address is mikec@jpfirm.com.

                                                              Very truly yours,



                                                              Michael T. Cronin
MTC/ej/361999
Attachment